Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

June 30, 2015
(in € m.)
Debt (1), (2):
Long-term debt	160,255
Trust preferred securities	6,952
Long-term debt at fair value through profit or loss	10,222

Total debt	177,429

Shareholders' equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,805
Retained earnings	29,185
Common shares in treasury, at cost	(9)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,307
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	73
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Foreign currency translation, net of tax	2,784
Unrealized net gains from equity method investments	85

Total shareholders' equity	70,762

Equity component of financial instruments	4,675
Noncontrolling interest	300

Total equity	75,736

Total capitalization	253,165

[1]	€ 864 million (0.5%) of our debt was guaranteed as of June 30, 2015. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 34,261 million (19%) of our debt was secured as of June 30, 2015.

Due to rounding, numbers may not add up precisely to the totals provided.